Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 2, 2014

Fantex, Inc.

On April 28, 2014, media publications were released by each of The New York Times, The Associated Press, the San Francisco Business Times and the San Jose Mercury News (collectively, the “Articles”). The Articles reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The article attached as Annex A was published online by The New York Times on April 28, 2014 (the “NY Times Article”); the article attached as Annex B was published online by the Associated Press on April 28, 2014 (the “AP Article”); the article attached as Annex C was published online by the San Francisco Business Times on April 28, 2014 (the “SF Article”); and the article attached as Annex D was published online by the San Jose Mercury News on April 28, 2014 (the “San Jose Article”).

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

NY Times Article

•                  The NY Times Article is headlined “I.P.O. Linked to Football Player Opens for Trading,” states that “the football star Vernon Davis has arrived on Wall Street,” and references “stock linked to Davis” and the “Davis I.P.O.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The NY Times Article states that “[Fantex Series Vernon Davis] opened for trading on Monday on an exchange operated by [Fantex, Inc.],” and that “[Fantex, Inc.] takes a 1 percent commission from both the buyer and seller in any secondary transactions in its market.” Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system. Transaction fees on the trading platform operated by FBS are charged and collected by FBS and are expected to equal 1% of the purchase or sale from the buyer and seller, respectively.

•                  The NY Times Article states that “[shares of Fantex Vernon Davis] simulate a 10 percent interest in Davis’s future income, including the value of his playing contracts, corporate endorsements and appearance fees.” Under the Vernon Davis Brand Contract, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract. Shares of Fantex Series Vernon Davis are intended to track and reflect the brand income attributed to the Vernon Davis brand.

•                  The NY Times Article states, “The shares not sold to investors were purchased by Fantex.” Fantex Holdings, Inc., the parent company of the Company and FBS, purchased 102,454 shares of Fantex Series Vernon Davis at the initial public offering price upon representation made by FBS that it was unable to locate other qualified purchasers to purchase shares of Fantex Series Vernon Davis at the initial public offering price.

AP Article

•                  The AP Article is headlined “Fantex IPO tied to 49er star wins fans in debut,” and references stock “linked to the performance of a professional athlete.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The AP Article states, “496 of the 421,100 shares sold in the initial public offering by San Francisco startup Fantex Inc. traded Monday.” 379 shares of Fantex Series Vernon Davis were traded on April 28, 2014, the first day shares of Fantex Series Vernon Davis were traded on the FBS trading platform.

•                  The AP Article states, “Fantex is paying $4 million to Davis in exchange for 10 percent of his income from football and endorsements.” Under the Vernon Davis Brand Contract, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract.

•                  The AP Article states, “Davis, 30, will need to sign a big contract after his current deal with the 49ers expires in 2015 for his Fantex deal to pay off for investors,” and “[Fantex, Inc.] estimates Davis will need to land a contract worth about $33 million to justify the investment in his career.” The profitability of the Vernon Davis Brand Contract is substantially dependent upon Vernon Davis’s ability to enter into at least one additional high-value, multi-year NFL player contract. However, the value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Vernon Davis Registration Statement.

•                  The AP Article states, “Fantex’s parent company also promised to buy up to 200,000 shares of the IPO, although that wasn’t necessary, French said. Without providing specifics, French said the ‘vast majority’ of the IPO shares were bought by individual investors.” Fantex Holdings, Inc., the parent company of the Company and FBS, purchased 102,454 shares of Fantex Series Vernon Davis at the initial public offering price.

•                  The AP Article states, “[Fantex Series Vernon Davis] trades exclusively on an Internet exchange set up by Fantex.” Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS.

SF Article

•                  The SF Article is headlined “Vernon Davis IPO sees gains on first day of trading” and references “stock . . . linked to the career of a pro athlete.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The SF Article states, “Three hundred ninety shares [of Fantex Series Vernon Davis] traded hands as of late [Monday] afternoon.” 379 shares of Fantex Series Vernon Davis were traded on April 28, 2014, the first day shares of Fantex Series Vernon Davis were traded on the FBS trading platform.

•                  The SF Article states, “The trading took place on an exchange operated by Fantex Inc.” Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS.

San Jose Article

•                  The San Jose Article is headlined “Investors snap up shares of 49ers star Vernon Davis’s IPO,” states that “San Francisco 49ers superstar Vernon Davis tacked on 20 percent to close at $12 a share” and that “you can now buy a piece of a tight end” and references “stock . . .linked to the career of a professional athlete” and “shares in the Davis Brand.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The San Jose Article states that “[investors] snapped up the 421,000 shares [of Fantex Series Vernon Davis].” Fantex, Inc. sold 421,100 shares of Fantex Series Vernon Davis in an initial public offering on April 28, 2014 pursuant to the Vernon Davis Registration Statement. Fantex Holdings, Inc., the parent company of the Company and FBS, purchased 102,454 shares of Fantex Series Vernon Davis at the initial public offering price.

•                  The San Jose Article quotes Mr. French as stating that “[t]he IPO’s on fire.” The Company notes that this statement was not made by Mr. French and was misattributed to him. During an interview with reporter Patrick May, Mr. French stated, “It’s on fire,” when asked by Mr. May to describe the reaction Mr. French had observed on social media outlets to the trading of shares of Fantex Series Vernon Davis.

•                  The San Jose Article states, “In October, Fantex agreed to buy a 10 percent cut of Davis’ future earnings for $4 million. The company collects that percentage from Davis’’ current and future player contracts, any endorsements and appearance fees, as well as post-career income if, say, Davis were to become a television broadcaster.” Under the Vernon Davis Brand Contract, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract.

•                  The San Jose Article states, “Shares in the Davis brand, which French says will soon be joined by other athletes and entertainers, trade on the company’s own website platform.” The Company intends to sign brand contracts with other athletes, entertainers and high profile individuals and issue additional tracking stocks linked to the separate economic performance of such athletes, entertainers and high profile individuals. The Company has entered into three brand contracts, one each with Vernon Davis, EJ Manuel and Arian Foster, each professional athletes in the NFL, but has no current commitments to enter into another brand contract.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contract with Mr. Davis, the longevity of Mr. Davis’s career, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the NY Times Article dated April 28, 2014

I.P.O. Linked to Football Player Opens for Trading

By William Alden | April 28, 2014, 12:22 PM

The football star Vernon Davis has arrived on Wall Street.

Stock linked to Davis, the San Francisco 49ers tight end, opened for trading on Monday on an exchange operated by Fantex, a start-up that has spent the last few months marketing the unusual and highly speculative deal. The trading debut — the first time Fantex has brought such shares to market — will provide a crucial test for the young company.

Fantex, a start-up in San Francisco founded by two technology executives and a venture capitalist, was dealt a setback after announcing last fall that it would sell shares linked to the future earnings of professional athletes. The company was then forced to put its inaugural initial public offering on hold when the player, Arian Foster of the Houston Texans, was placed on injured reserve.

After traveling the country to pitch the Davis I.P.O., Fantex said it sold all of the 421,100 shares, raising $4.2 million. Of that cash, $4 million will be paid to Davis, with the balance covering the costs of the deal.

The shares simulate a 10 percent interest in Davis’s future income, including the value of his playing contracts, corporate endorsements and appearance fees. For investors to make money, therefore, the total value of Davis’s future income has to exceed $42 million.

The “vast majority” of the shares were sold to individual investors, with some buying just one share and others buying the maximum allowed amount of 5 percent of the offering, Buck French, the co-founder and chief executive, said on Monday. The shares not sold to investors were purchased by Fantex.

The market for this stock will look vastly different than the New York Stock Exchange or the Nasdaq. Fantex offers no guarantee of liquidity, and the shares may be thinly traded at first. They opened around noon on Monday at $10 a share, the price that investors paid in the I.P.O.

The investment does not give buyers a direct legal right to the athlete’s income. Investors accept a range of risks, even beyond the possibility that the player could become injured.

While the stock simulates owning a portion of an athlete’s brand, it is actually an ownership interest in Fantex itself, and the company is allowed after two years to dissolve the tracking stocks and convert them into shares of the management company.

Fantex, which at core is a sports marketing and management company, plans to promote Davis’s brand and keep 5 percent of the money generated by the investment. It also takes a 1 percent commission from both the buyer and seller in any secondary transactions in its market.

The exchange will observe unconventional trading hours. It opens at noon in New York (9 a.m. California time) and closes at 8 p.m.

“I’m just ecstatic to be here at this point,” French said. “We view it as a historical milestone both from a sports perspective and from a finance perspective.”

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Annex B

Text of the AP dated April 28, 2014

Fantex IPO tied to 49er star wins fans in debut

By Michael Liedtke — Apr. 28, 2014 8:12 PM EDT

SAN FRANCISCO (AP) — At least a few investors are rooting for San Francisco 49er tight end Vernon Davis to have a lucrative career.

An unusual stock tied to Davis’ earning potential gained $2 to close at $12 Monday in its trading debut. Only 496 of the 421,100 shares sold in the initial public offering by San Francisco startup Fantex Inc. traded Monday.

The stock’s 20 percent gain represents a vote of confidence in Davis, an eight-year veteran who has emerged as one of the best tight ends in the National Football League.

This marks the first time a stock has been linked to the performance of a professional athlete, a risky concept that highlights the confluence of sports and business.

“We think it’s historic, not just from a sports perspective, but from a finance perspective, too,” Fantex CEO Buck French said in an interview.

Skeptics ridicule the Davis tracking stock as a ploy that preys upon the passions of sports fans.

“If you are a serious investor, you can’t be putting a lot of money in this,” said Ron Heller, a former NFL tight end who now runs his own investment firm, Peritus Asset Management. “You are probably not going to get much money out of it, unless you can sell it to someone dumber than you.”

Davis is prohibited from publicly discussing his tracking stock until late May.

Fantex is paying $4 million to Davis in exchange for 10 percent of his income from football and endorsements. The payment came from the IPO proceeds.

Davis, 30, will need to sign a big contract after his current deal with the 49ers expires in 2015 for his Fantex deal to pay off for investors.

Fantex estimates Davis will need to land a contract worth about $33 million to justify the investment in his career. The company is in line to receive $1.2 million to $1.4 million from its share of Davis’ earnings under his current 49er contract, according to regulatory filings.

Heller, who played for the 49ers and two other teams before his NFL career ended in 1992, doubts the 49ers or other teams will be willing to pay Davis that much in 2016, when he will be 32 — an age at which most football players are retired.

“Unless the 49ers win a Super Bowl and Vernon has some incredible statistics, he might be done after his current contract,” Heller predicted.

The average NFL career lasts just three years, although stars usually play a lot longer. After analyzing the longevity of 212 other tight ends from 1990 through 2010, Fantex concluded Davis should be able to play for a total of nearly 14 years.

Completing the IPO wasn’t easy. French started drumming up interest in February, when he traveled to 12 cities across the U.S. in an old bus that former NFL broadcaster John Madden used to ride to his assignments.

Fantex’s parent company also promised to buy up to 200,000 shares of the IPO, although that wasn’t necessary, French said. Without providing specifics, French said the “vast majority” of the IPO shares were bought by individual investors.

The investors must live in one of 16 states, including California, New York, Illinois and Pennsylvania, where trading in the Davis tracking stock has been approved. The stock trades exclusively on an Internet exchange set up by Fantex that is open from noon to 8 p.m. EDT.

Similar tracking stocks are now planned for Buffalo Bills quarterback EJ Manuel and Houston Texans running back Arian Foster. Fantex also is trying to negotiate deals with several other athletes in a variety of sports.

“This gives us more credibility,” French said of the Davis IPO. “It is no longer us speculating and pontificating about it. It’s us now us saying, ‘It’s done.’”

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Annex C

Text of the SF Article dated April 28, 2014

Apr. 28, 2014 8:12 PM EDT

Vernon Davis IPO sees gains on first day of trading

Eric Young

A stock tied to San Francisco 49er tight end Vernon Davis enjoyed a first-day pop Monday.

Shares of the tracking stock rose as much as $2 to reach $12 on the first day of trading. Three hundred ninety shares traded hands as of late afternoon.

The trading took place on an exchange operated by Fantex Inc., a San Francisco startup that came up with the idea for the speculative and unique offering.

Fantex toured the country promoting the Davis IPO and it said it sold all of the 421,100 shares, raising $4.2 million. Of that cash, $4 million goes to Davis and the balance covers expenses related to the deal.

This marks the first time a stock has been linked to the career of a pro athlete.

The market for this stock will look vastly different than the New York Stock Exchange or the Nasdaq, the New York Times reports. Fantex offers no guarantee of liquidity and the shares were thinly traded on the first day, the newspaper reported.

Owning the stock does not give buyers any rights to Davis’ income. Stock owners take on a number of risks, including the possibility the athlete will get hurt.

Such a scenario already impacted Fantex’s plans. Fantex last year had lined up an IPO linked to Houston Texans running back Arian Foster. But that deal was postponed after Foster was placed on injured reserve.

Fantex executives said they were pleased with initial results today with the Davis stock.

“We’re just excited to have closed the IPO transaction,” said Buck French, CEO and co-founder of Fantex. “It’s a historic milestone both for the sports industry and financial services industry.”

* * * * *

Annex D

Text of the San Jose Article dated April 28, 2014

Investors snap up shares of 49ers star Vernon Davis’s IPO

By Patrick May

04/28/2014 05:06:58 PM PDT

A stock tied to San Francisco 49er tight end Vernon Davis enjoyed a first-day pop Monday.

Shares of the tracking stock rose as much as $2 to reach $12 on the first day of trading. Three hundred ninety shares traded hands as of late afternoon.

The trading took place on an exchange operated by Fantex Inc., a San Francisco startup that came up with the idea for the speculative and unique offering.

Fantex toured the country promoting the Davis IPO and it said it sold all of the 421,100 shares, raising $4.2 million. Of that cash, $4 million goes to Davis and the balance covers expenses related to the deal.

This marks the first time a stock has been linked to the career of a pro athlete.

The market for this stock will look vastly different than the New York Stock Exchange or the Nasdaq, the New York Times reports. Fantex offers no guarantee of liquidity and the shares were thinly traded on the first day, the newspaper reported.

Owning the stock does not give buyers any rights to Davis’ income. Stock owners take on a number of risks, including the possibility the athlete will get hurt.

Such a scenario already impacted Fantex’s plans. Fantex last year had lined up an IPO linked to Houston Texans running back Arian Foster. But that deal was postponed after Foster was placed on injured reserve.

Fantex executives said they were pleased with initial results today with the Davis stock.

“We’re just excited to have closed the IPO transaction,” said Buck French, CEO and co-founder of Fantex. “It’s a historic milestone both for the sports industry and financial services industry.”

“The IPO’s on fire,” said Fantex co-founder and CEO Buck French. Acknowledging that “some people think it’s a stupid idea,” French says “there are a lot of people who think this is the coolest thing they’ve ever heard and they want to be a part of it.”

In October, Fantex agreed to buy a 10 percent cut of Davis’ future earnings for $4 million. The company collects that percentage from Davis’ current and future player contracts, any endorsements and appearance fees, as well as post-career income if, say, Davis were to become a television broadcaster.

Shares in the Davis brand, which French says will soon be joined by other athletes and entertainers, trade on the company’s own website platform. But not everyone’s sold on the business model, which Fantex acknowledges up front as carrying “a high degree of risk.” Kenneth Lehn, a finance professor at the University of Pittsburgh, said his own study of Major League Baseball’s contracts in the 1980s suggests that rewarding a player upfront, as Fantex has done with Davis, could cause investors to ultimately lose their jerseys.

“The more money you guarantee players upfront in exchange for their future income,” Lehn said, “the less incentive they have to generate that income. Maybe Fantex has calibrated it so that a 10 percent cut is small enough that it won’t dull Davis’ incentive going forward. But it still creates a lot of uncertainty over the whole process.”

While Lehn agreed that the IPO is “novel and interesting,” he warned that “ultimately, Fantex’s long-term viability hinges on how well the model generates income for investors. And that remains to be seen.”

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